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Exhibit 99

Kapalua Bay
Holdings, LLC and
Subsidiary
 (A Delaware Limited Liability Company)

Consolidated Financial Statements as of
December 31, 2007 and 2006 (Restated), and
for the Years Ended December 31, 2007, 2006 (Restated),
and 2005, and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Members of
Kapalua Bay Holdings, LLC:

        We have audited the accompanying consolidated balance sheets of Kapalua Bay Holdings, LLC and subsidiary (a Delaware limited liability company) (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, members' capital, and cash flows for the years ended December 31, 2007, 2006, and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kapalua Bay Holdings, LLC and subsidiary at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2007, 2006, and 2005, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 12, the accompanying 2006 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
March 14, 2008

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

	2007	2006
		(As restated, see Note 12)
ASSETS
CASH AND CASH EQUIVALENTS	$1,719,440	$589,408

RESTRICTED CASH	8,861,321	26,504,146

UNBILLED RECEIVABLES	75,259,974

OTHER ASSETS	544,688	13,166

PROPERTY:
Land		24,590,000
Buildings, other improvements, and equipment	2,995,463	410,000

Total property	2,995,463	25,000,000
Less accumulated depreciation and amortization	(310,510)	(410,000)

Property—net	2,684,953	24,590,000

PROJECT DEVELOPMENT COSTS	201,097,564	108,951,377

TOTAL	$290,167,940	$160,648,097

(Continued)

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

	2007	2006
		(As restated, see Note 12)
LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES:
Accrued expenses and other liabilities	$1,892,828	$20,743,830
Contract retainage payable	13,668,090	2,174,020
Payable to affiliates	34,787,933	6,141,487
Insurance premium obligations	1,714,872	3,975,578
Construction loan payable	85,000,000	41,589,079
Deferred revenue		25,266,646

Total liabilities	137,063,723	99,890,640
COMMITMENTS AND CONTINGENCIES (Note 10)
MEMBERS' CAPITAL	153,104,217	60,757,457

TOTAL	$290,167,940	$160,648,097

(Concluded)

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
REVENUES:
Real estate	$120,196,959	$—	$—
Other income	1,032,467	61,578

Total revenues	121,229,426	61,578

COSTS AND EXPENSES:
Real estate cost of revenues	79,242,798
Sales and marketing	14,552,178	9,658,812	494,846
General and administrative	864,487	665,509	274,121

Total costs and expenses	94,659,463	10,324,321	768,967

INCOME (LOSS) FROM CONTINUING OPERATIONS	26,569,963	(10,262,743)	(768,967)
LOSS FROM DISCONTINUED OPERATIONS		(221,142)	(120,628)

NET INCOME (LOSS)	$26,569,963	$(10,483,885)	$(889,595)

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	MLP KB Partner, LLC	MH Kapalua Venture, LLC	ER Kapalua Investors Fund, LLC	Total
BALANCE—January 1, 2005	$24,720,514	$16,480,343	$7,270,739	$48,471,596
CAPITAL CONTRIBUTIONS—
In kind	225,000	100,000		325,000
2005 NET LOSS	(453,693)	(302,462)	(133,440)	(889,595)

BALANCE—December 31, 2005	24,491,821	16,277,881	7,137,299	47,907,001

CAPITAL CONTRIBUTIONS:
Cash	11,734,763	7,823,177	3,451,401	23,009,341
In-kind	225,000	100,000		325,000

Total capital contributions	11,959,763	7,923,177	3,451,401	23,334,341

2006 NET LOSS	(5,346,781)	(3,564,521)	(1,572,583)	(10,483,885)

BALANCE—December 31, 2006	31,104,803	20,636,537	9,016,117	60,757,457

CAPITAL CONTRIBUTIONS:
Cash	33,217,997	22,688,800	9,770,000	65,676,797
In-kind		100,000		100,000

Total capital contributions	33,217,997	22,788,800	9,770,000	65,776,797

2007 NET INCOME	13,550,681	9,033,787	3,985,495	26,569,963

BALANCE—December 31, 2007	$77,873,481	$52,459,124	$22,771,612	$153,104,217

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
		(As restated, see Note 12)
OPERATING ACTIVITIES:
Net income (loss)	$26,569,963	$(10,483,885)	$(889,595)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	310,510	548,944	2,034,213
Changes in operating assets and liabilities:
Accounts receivable—net		1,298,631	43,176
Payable to affiliates	27,801,968	6,175,764	(1,799,312)
Other assets	(531,522)	454,061	72,793
Restricted cash	21,355,325	(25,266,646)
Project development costs	(67,456,187)	(53,365,251)	(5,281,079)
Accounts payable			1,138,676
Customer deposits		(714,056)	259,474
Contract retainage payable	11,494,070	2,174,020
Accrued expenses and other liabilities	(18,851,002)	14,677,461	(300,210)
Unbilled receivables	(75,259,974)
Deferred revenue	(25,266,646)	25,266,646

Net cash used in operating activities	(99,833,495)	(39,234,311)	(4,721,864)

INVESTING ACTIVITIES:
Funding of insurance collateral account	(3,712,500)	(618,750)
Purchases of property	(2,995,463)		(23,157)

Net cash used in investing activities	(6,707,963)	(618,750)	(23,157)

FINANCING ACTIVITIES:
Proceeds from construction loan payable	43,410,921	47,016,104	3,493,099
Payments on construction loan payable		(34,920,124)
Members' capital contributions	65,676,797	23,009,341
Proceeds from insurance premium obligations	2,719,036	4,682,094
Payments on insurance premium obligations	(4,135,264)

Net cash provided by financing activities	107,671,490	39,787,415	3,493,099

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,130,032	(65,646)	(1,251,922)
CASH AND CASH EQUIVALENTS:
Beginning of year	589,408	655,054	1,906,976

End of year	$1,719,440	$589,408	$655,054

(Continued)

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest capitalized	$5,563,394	$3,249,199	$1,533,629

Cash paid for interest expensed	$—	$—	$—

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
Members' capital contributions for services	$100,000	$325,000	$325,000

Payments on insurance premium obligations by an affiliate	$844,478	$706,516	$—

Reclassification of land to project development costs	$24,590,000	$—	$—

Payments to fund collateral account paid by an affiliate	$—	$618,750	$—

(Concluded)

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

1.     ORGANIZATION AND PURCHASE TRANSACTION

        Kapalua Bay Holdings, LLC ("Bay Holdings") was formed on August 31, 2004, as a Delaware limited liability company whose members are MLP KB Partner, LLC, an affiliate of Maui Land & Pineapple Company, Inc. ("MLP"); MH Kapalua Venture, LLC, an affiliate of Marriott International ("Marriott"); and ER Kapalua Investors Fund, LLC, an affiliate of Exclusive Resorts ("Exclusive Resorts"). Bay Holdings formed a wholly owned limited liability company, Kapalua Bay LLC ("Kapalua Bay").

        On August 31, 2004, Kapalua Bay completed the purchase of the leasehold interest in the land ("ground lease") and hotel improvements of the Kapalua Bay Hotel (KBH) from YCP Kapalua L.P. and YCP Kapalua Operator Inc., (collectively, "YCP") for $48.3 million. The KBH was located in Lahaina, Maui and had 196 oceanfront rooms. MLP was the lessor under the ground lease with YCP. Bay Holdings operated the hotel and adjacent retail shops ("Shops") for approximately 19 months and were closed for business in April 2006 (see Note 11). During this 19-month period, Bay Holdings prepared the development plans, obtained the required governmental approvals, and prepared marketing and sales plans. During 2006, the hotel and shops were demolished, and, in April 2006, Bay Holdings began to redevelop the site and started to construct 146 whole and fractional ownership residential units for sale to the public (the "Project").

        The purchase price of $48,300,000 was allocated as follows: $2,635,000 to the hotel improvements (including furniture and equipment) and $45,665,000 to development rights (project development costs on the balance sheet). The fair value of the hotel improvements (and the Shops' improvements discussed below) considered Bay Holdings' plan to demolish the improvements within two years. The fair value was based on the present value of the hotel's net operating income (cash flows). The development rights represent the costs to secure the Project site and enable Bay Holdings' development of the luxury residential units. The fair values of the hotel improvements and development rights were based on an independent appraisal.

        Bay Holdings separately paid approximately $415,000 in 2004 for certain assets and liabilities assumed (e.g., guest receivables, guest deposits, and accrued vacations).

        In connection with the formation of Bay Holdings and Kapalua Bay, MLP contributed $500,000 of cash to Bay Holdings and contributed to Kapalua Bay (1) its lessor's interest under the ground lease, (2) its fee interest in the 21-acre land parcel underlying the KBH (ground lease concurrently cancelled), and (3) its rights and interests as landlord of the Shops, including the retail leases. The Shops is a retail complex located adjacent to the KBH, and has approximately 22,000 square feet of gross leasable area. In 2006, the Shops' improvements were demolished, and Bay Holdings began construction of an ocean-side spa and beach club on the site. MLP will purchase the spa and beach club at Bay Holdings' actual construction costs. The members (owners) valued these nonmonetary contributions at $25 million through arms-length negotiations, of which $24.59 million was allocated to the land and $410,000 was allocated to the Shops based on an independent appraisal. In exchange for its $25.5 million contribution to Bay Holdings and Kapalua Bay, MLP received 51% of the outstanding membership interests of Bay Holdings. Marriott contributed $17.0 million of cash to Bay Holdings for 34% of the outstanding membership interests in Bay Holdings, and Exclusive Resorts contributed $7.5 million of cash to Bay Holdings for 15% of the outstanding membership interests in Bay Holdings.

        In connection with the transaction, Kapalua Bay secured a $45 million credit agreement with two lenders. The credit agreement had an initial term of two years and was secured by a mortgage on the hotel and other improvements. Kapalua Bay drew down $26 million under the credit agreement and, with the cash contributions made by the members, concluded the purchase of the hotel and other improvements. In July 2006, Bay Holdings entered into a construction loan agreement with Lehman Brothers Holdings Inc. ("Lehman"). Upon closing of the loan, the lender disbursed an initial advance of $40.1 million, which was used to repay the original credit agreement (see Note 6).

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—Bay Holdings' policy is to prepare its financial statements using the accrual basis of accounting.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Bay Holdings and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

        Statement of Cash Flows—Expenditures relating to the development and construction of whole and fractional ownership residential units for sale to the public are reflected as "operating activities."

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future actual amounts could differ from those estimates.

        Cash and Cash Equivalents—Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of cash and cash equivalents are held at major commercial banks.

        Restricted Cash—Restricted cash principally includes customer sales deposits and cash held at an intermediary that serves as collateral for a Bay Holdings' insurance policy.

        Unbilled Receivables—Unbilled receivables represent amounts recognized as revenues to date less deposits received, which the Company expects to collect upon closing of the whole and fractional units.

        Concentration of Credit Risk—The financial instruments that potentially expose Bay Holdings to concentrations of credit risk consist primarily of cash deposits. Bay Holdings maintains portions of its cash in bank deposit accounts which, at times, may exceed federally insured limits. Management believes that Bay Holdings is not exposed to any significant credit risk related to cash.

        Property—The contributed land and Shops' improvements, and the acquired hotel improvements, were stated at their fair values (acquisition costs) at the date of acquisition (see Note 1). Subsequent additions of property and equipment, consisting primarily of a sales office, are recorded at acquisition costs. Major renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to operations. Depreciation is computed using the straight-line method over the sales office's estimated useful life of approximately three years.

        Project Development Costs—Project development costs relate to the planned Project. Costs include the acquisition of the development rights for the Project site, planning and design costs, interest and real property taxes, and other development and construction costs incurred to develop the Project.

        Deferred Financing Costs—Loan fees and other costs are being capitalized as part of project development costs.

        Long-Lived Assets—Long-lived assets held and used by Bay Holdings are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset's net book value exceeds its fair value.

        Revenue Recognition—Sales of residential units are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured, and risks of ownership have passed to the buyer. Beginning in 2007, the Project had progressed beyond the preliminary stage and Bay Holdings met the criteria to begin recognizing sales using the percentage-of-completion method.

        Interest Capitalization—Interest costs are capitalized during the development period of the Project.

        Sales and Marketing—Sales and marketing activities are expensed as incurred. Costs incurred to sell the residential units are capitalized if they are expected to be recovered from the sale of the residential units and are incurred for tangible assets that are used directly throughout the selling period to aid in the sale of the Project. Other costs incurred to sell the residential units are also capitalized if they are directly associated with, and their recovery is reasonably expected from, sales that will be accounted for using the percentage-of-completion method.

        Income Taxes—Bay Holdings is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from Bay Holdings are reportable by the individual members in their separate tax returns; accordingly, Bay Holdings' financial statements do not include a provision for income taxes.

        Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for Bay Holdings' financial assets and liabilities on January 1, 2008, and its nonfinancial assets and liabilities on January 1, 2009. SFAS 157 is not expected to significantly impact the manner in which Bay Holdings determines the fair value of its assets and liabilities, but may require certain additional disclosures.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. Bay Holdings did not elect the fair value option for any of its existing eligible financial instruments on January 1, 2008, the effective date of SFAS 159, and has not determined whether it will elect this option for any new financial instruments acquired in the future.

        In November 2006, the Emerging Issues Task Force of the FASB (EITF) reached a consensus on EITF Issue No. 06-8, Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums (EITF 06-8). EITF 06-8 will require condominium sales to meet the continuing investment criterion in SFAS No. 66 in order for profit to be recognized under the percentage-of-completion method. EITF 06-8 is effective for Bay Holdings on January 1, 2008. The cumulative effect of applying EITF 06-8, is to be reported as an adjustment to the opening balance sheet of retained earnings in the year of adoption. Bay Holdings is currently evaluating the impact that EITF 06-8 will have on its consolidated financial statements.

3.     ALLOCATION OF NET INCOME (LOSS) AND CASH DISTRIBUTIONS

        Net losses are allocated to the members based on their membership interests: MLP—51%, Marriott—34%, and Exclusive Resorts—15%. Net income (loss) is allocated based on the estimated distributions of "Net Cash Flow" (as defined in the agreement) to the members. The cash distributions are based on each member's "Priority Contribution Account" ("PCA"), as defined in the agreement, and MLP's "Subordinated Contribution Account" ("SCA"), as defined in the agreement. Under the agreement, only 50% of MLP's $25.0 million nonmonetary capital contribution was considered PCA. The initial PCA and SCA balances are as follows:

	PCA	SCA
MLP	$13,000,000	$12,500,000
Marriott	17,000,000
Exclusive Resorts	7,500,000

	$37,500,000	$12,500,000

        The distributions of net cash flow to the members shall be made in the following priorities:

  •
  A specified percentage return on PCA balances

  •
  Reduce PCA balances to zero

  •
  A specified percentage return on SCA balance

  •
  Reduce SCA balance to zero

  •
  Pro rata in proportion to membership interests

4.     MANAGEMENT AGREEMENTS

        Bay Holdings has a Development Management Agreement with Marriott ("Development Manager") over the term of the Project. Under the agreement, Marriott is conducting activities to support the planning, designing, construction, furnishing, and equipping of the Project until its completion. Owner shall pay to the Development Manager a fee in the amount of $2,700,000 in equal instalments of $54,000 per month. The development management fee was $648,000 in 2007, 2006, and 2005. Upon successful completion of the Project, the Development Manager is entitled to a one-time incentive fee of $300,000 and a performance fee equal to 15% of the cost savings of the Project, as defined in the agreement.

        MLP is the managing member of Bay Holdings, and is responsible for managing its business affairs. Under the Limited Liability Company ("LLC") agreement, "ordinary major decisions" (as defined in the agreement) require the approval of at least 75% of the membership interests, and "extraordinary major decisions" (as defined in the agreement) require the approval of 100% of the membership interests. The LLC agreement also contains provisions to deal with "deadlock" situations.

        Kapalua Bay ("Owner") had a Hotel Management Agreement with KB Hotel Operator Inc. ("Operator"), an affiliate of Marriott. The initial term of the agreement was three years, and Operator was responsible for the operation and management of the hotel. Hotel personnel were employees of Operator, and Owner was responsible for all hotel costs and expenses. Operator received a base management fee equal to 3% of gross revenues (as defined in the agreement), and an incentive management fee based on operating profit (as defined in the agreement). The base management fee for 2006 and 2005 was $217,000 and $704,000, respectively, and there was an incentive management fee of $31,000 and $86,000 in 2006 and 2005, respectively. Operator also billed Owner $25,000 and $686,000 in 2006 and 2005, respectively, for chain services (e.g., reservations and advertising) and other services. Owner was also required to establish a cash reserve fund equal to 1% of gross revenues for the replacement of furniture, fixtures, and equipment. In 2006, Owner exercised its right to terminate the agreement in conjunction with the closure of the hotel to commence construction of the Project.

        Kapalua Land Company, Ltd. ("KLC"), a subsidiary of MLP, had an agreement to manage the Shops for an initial term of four years. Owner reimbursed KLC $26,000 and $47,000 in 2006 and 2005, respectively, for KLC's cost incurred to manage the Shops. In 2006, Owner exercised its right to terminate the agreement in conjunction with the closure of the Shops to commence construction of the Project.

5.     OTHER AGREEMENTS WITH MEMBERS

        Bay Holdings has an agreement to sell a portion of the whole ownership residential units to Exclusive Resorts. The total contract price of units sold to date to Exclusive Resorts was $108,214,000 as of December 31, 2007.

        Bay Holdings had an agreement with MLP for entitlement services relating to the receipt of governmental permits and authorizations required for the Project. In 2006 and 2005, Bay Holdings received entitlement services from MLP with an agreed upon value of $225,000 each year, which was recorded as project development costs and a corresponding credit (in lieu of cash payment) to the members' capital account of MLP KB Partner, LLC.

        Bay Holdings has a technical services agreement with Marriott for design and construction services relating to the whole and fractional ownership residential units and ancillary improvements. In 2007, 2006, and 2005, Bay Holdings received services from Marriott with an agreed upon value of $100,000 each year, which was recorded as project development costs and a corresponding credit (in lieu of cash payment) to the members' capital account of MH Kapalua Venture, LLC.

        In 2006, Bay Holdings entered into agreements with MLP and Marriott for the marketing and sale of whole and fractional ownership residential units in the Project (excluding units to be sold to Exclusive Resorts). MLP and Marriott receive commission fees and additional fees based on percentages of the gross sales price of each whole ownership residential unit sold through MLP and Marriott's marketing and sales efforts. Bay Holdings paid $98,000 and $341,000, to MLP in 2007 and 2006, respectively, and $1,663,000 and $1,679,000, to Marriott in 2007 and 2006, respectively, under the whole ownership marketing and sales agreements. In 2007, Bay Holdings incurred marketing and sales fees of $2,318,000 under the fractional ownership residential unit marketing and sales agreement with Marriott. Because the fee will not be paid until the units close in 2009, the entire amount is included in payable to affiliates at December 31, 2007.

        In 2006, Bay Holdings entered into agreements with MLP to sell the spa, beach club improvements, and the sundry store to MLP upon completion of construction at Bay Holdings' actual construction cost.

6.     FINANCING ARRANGEMENTS

        Bay Holdings had a $45.0 million bank credit agreement, which was secured by a mortgage on the hotel and other improvements. Pursuant to terms in the credit agreement, the maximum loan commitment available to Bay Holdings was adjusted to approximately $42.3 million during 2005. The loan proceeds could be used for the purchase of the hotel improvements and certain predevelopment costs relating to the real estate development projects. The initial term of the loan was two years, maturing on August 31, 2006, with interest at adjustable rates based on either the one-month or three-month LIBOR plus 2.5% or the base rate (interest rates were 6.92% at December 31, 2005). The loan agreement allowed for the lenders to withhold an interest reserve on the available balance if the debt service coverage ratio, as defined in the credit agreement, fell below 1:1. At December 31, 2005, Bay Holdings' debt service coverage ratio fell below 1:1 and the interest reserve of approximately $2,290,000 reduced the amounts available under the credit agreement. The loan agreement had a six-month extension option, which, if exercised, would require principal payments of $1.0 million per month during the extension period. Bay Holdings paid a 1% fee to the lenders at the closing date of the loan. The outstanding loan balance at December 31, 2005, was $29.5 million, and the amount available under the credit agreement was approximately $10.5 million at December 31, 2005.

        Bay Holdings refinanced the loan agreement in July 2006 with Lehman Brothers Holdings Inc., a Delaware corporation ("Lehman"), a third-party lender, prior to the end of the term of the loan. The construction loan agreement ("the Construction Loan Agreement") is for the lesser of $370 million or 61.6% of the total projected cost of the Project (the "Loan"). Upon closing of the Loan, the lender disbursed an initial advance of $40.1 million to Bay Holdings. Bay Holdings paid Lehman a loan fee of $3.7 million out of the proceeds of the initial advance under the Construction Loan Agreement, which payment represents one percent (1.0%) of the maximum Loan amount and is nonrefundable regardless of when the loan is repaid or whether any further advances of the Loan are made. Loan fees are included in project development costs. Disbursements under the Construction Loan Agreement are contingent upon, among other things, no event of default or material adverse change occurring with respect to Bay Holdings or the Project. The loan is not revolving in nature and amounts repaid may not be subsequently advanced. All Loan proceeds disbursed shall be used only for specified budgeted items for which such proceeds were advanced. The lender was not obligated to make further advances until certain building permits for the Project were issued, and such building permits were issued in the fourth quarter of 2006. During 2007, Bay Holdings borrowed an additional $43.4 million, for a total advance of $85 million outstanding at December 31, 2007. Subsequent borrowings by Bay Holdings are contingent upon sales of residential units equal to or exceeding $285.0 million. Through February 2008, Bay Holdings had $291 million of binding sales commitments and funds from the loan were released, subject to provisions of the Construction Loan Agreement.

        Interest accrues on the Loan at a floating rate equal to the one (1) month LIBOR rate plus two hundred twenty (220) basis points, or 2.2% (the "Adjusted LIBOR Rate"). Subject to certain limitations, during the term of the Loan, Bay Holdings may elect to have the then-current Adjusted LIBOR Rate apply to some or all of the outstanding Loan amount. All principal and interest amounts due under the Loan shall be due and payable in full on August 1, 2009, unless Bay Holdings elects to extend the maturity date for up to two additional terms of twelve (12) months, which elections are subject to the satisfaction of certain conditions. Bay Holdings may not prepay the Loan at any time prior to the second anniversary of the Effective Date, but may prepay the Loan thereafter, provided that it pays certain costs and fees as set forth in the Construction Loan Agreement.

        The Loan is collateralized by the Project's assets, including the fee simple interest in the land owned by Bay Holdings, the adjacent spa parcel owned by MLP, and all of the sales contracts.

        MLP, Marriott, and ER Kapalua Investors Fund, LLC have guaranteed to the lender completion of the Project and each member's pro rata share of costs and losses incurred by the lender as a result of the occurrence of specified triggering events during the term of the Construction Loan Agreement. The members' guarantee to the lender does not include payment in full of the Loan.

        Interest costs incurred during 2007, 2006, and 2005 were $5,563,000, $2,763,000, and $1,984,000, respectively, and were capitalized as project development costs. The Construction Loan Agreement contains covenants that, among other matters, restrict (or require prior approval by the lenders of) additional borrowings, guarantees, liens, transfers, changes in the provisions of existing agreements, and leases.

        In 2006, Bay Holdings entered into an agreement to finance premiums for its owner-controlled insurance policy. In 2007 and 2006, premiums of $2,719,000 and $4,682,000, respectively, included in project development costs were financed through a third-party lender and recorded as insurance premium obligations. Future minimum payments under the agreements are due through 2008 and accrue interest at 6.363%. At December 31, 2007, payments are due as follows: $1,732,000 in 2008, including interest costs of $19,000.

7.     LEASES

        Lessor—Bay Holdings leased space to retail tenants in the hotel and Shops, and also had a lease agreement with a concessionaire at the hotel. These operating leases provided for minimum rents and percentage rents based on revenues. For 2006 and 2005, minimum rents were $244,000 and $409,000, respectively, and percentage rents were $268,000 and $566,000, respectively. Rental income received from MLP totaled $112,000 and $300,000 in 2006 and 2005, respectively. Property at December 31, 2005, included leased property of $3,045,000 (before accumulated depreciation of $2,506,000). The hotel and Shops were demolished in 2006 in conjunction with the construction of the Project. In January 2006, Bay Holdings terminated an existing lease with a tenant in the hotel, which required termination payments to the tenant of approximately $87,000 in 2006. At December 31, 2007, there were no outstanding operating lease agreements.

        Lessee—Bay Holdings leased equipment under operating lease agreements. Rent expense for 2006 and 2005 was $52,000 and $52,400, respectively. At December 31, 2007, there were no outstanding operating lease agreements.

8.     EMPLOYEE BENEFIT PLANS

        Hotel employees were participants of a multiemployer defined benefit pension plan. The expense for 2006 and 2005 relating to contributions to this plan was $16,000 and $101,000, respectively. There were no contributions made in 2007.

        Certain Bay Holdings' employees are participants of a Marriott defined contribution plan. Matching employer contributions to the plan totaled $9,000 and $46,000 in 2006 and 2005, respectively. There were no contributions made in 2007.

9.     DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying values of Bay Holdings' financial instruments approximate their fair values. The bank loan has adjustable interest rates based on the LIBOR or base rates.

10.   COMMITMENTS AND CONTINGENCIES

        Bay Holdings had commitments under signed sales contracts totaling approximately $264 million at December 31, 2007, which primarily relate to sales of the residential units.

        In December 2006, construction was halted in two areas of the Project due to the discovery of ancient human remains. The authorities were notified and Bay Holdings worked with those agencies to determine the extent of the burials and the proper course of action. Construction continued on the unaffected areas, but was delayed in the affected areas. In 2007, Bay Holdings completed the excavation and reburial of the remains and continued with the Project as planned.

11.   DISCONTINUED OPERATIONS

        KBH was closed in April 2006 (see Note 1) and the results of operations of KBH have been presented as discontinued operations in the statements of operations. The results of the discontinued operations were as follows:

	2006	2005
Operating revenues	$6,803,014	$24,490,146
Operating expenses	(7,024,156)	(24,610,774)

Loss from discontinued operations	$(221,142)	$(120,628)

12.   RESTATEMENT OF 2006 FINANCIAL STATEMENTS AND RECLASSIFICATIONS

        Subsequent to the issuance of Bay Holdings' 2006 financial statements, Bay Holdings' management determined that its previously issued 2006 financial statements excluded certain restricted cash accounts. In addition, Bay Holdings did not record certain construction invoices, impacting project development costs and related liability accounts at December 31, 2006. As a result, certain balance sheet accounts have been restated from the amounts previously reported. The restatement had no impact on Bay Holdings' statements of operations for the periods presented. In addition, accounts payable and other liabilities in the 2006 financial statements have been reclassified to accrued expenses and other liabilities to conform to the 2007 presentation.

        The restatement and reclassification as of and for the year ended December 31, 2006, consisted of the following:

	As Previously Reported	Reclassifications	Restatements	As Restated
Balance sheet:
Restricted cash	$22,398,472	$—	$4,105,674	$26,504,146
Project development costs	87,211,180		21,740,197	108,951,377
Total assets	134,802,226		25,845,871	160,648,097
Accounts payable	739,587	(739,587)
Accrued expenses and other liabilities		1,177,653	19,566,177	20,743,830
Contract retainage payable			2,174,020	2,174,020
Deferred revenue	21,160,972		4,105,674	25,266,646
Other liabilities	438,066	(438,066)
Total liabilities	74,044,769		25,845,871	99,890,640
Total liabilities and members' capital	134,802,226		25,845,871	160,648,097
Statement of cash flows:
Operating activities:
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Restricted cash	(21,160,972)		(4,105,674)	(25,266,646)
Project development costs	(31,625,054)		(21,740,197)	(53,365,251)
Accounts payable	(2,207,724)	2,207,724
Accrued expenses and other liabilities	(2,680,992)	(2,207,724)	19,566,177	14,677,461
Contract retainage payable			2,174,020	2,174,020
Deferred revenue	21,160,972		4,105,674	25,266,646

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  Exhibit 99
INDEPENDENT AUDITORS' REPORT
KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY (A Delaware Limited Liability Company) CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2006
KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY (A Delaware Limited Liability Company) CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY (A Delaware Limited Liability Company) CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY (A Delaware Limited Liability Company) CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY (A Delaware Limited Liability Company) CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY (A Delaware Limited Liability Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005